                                                                    Exhibit 2(c)

                        SECOND AMENDMENT TO THE BYLAWS OF
                                  JANUS ADVISER

Pursuant to the authority granted by Article III, Section 3.2 of Janus Adviser's ("JET") Amended and Restated Trust Instrument dated May 9, 2003, as may be amended or supplemented from time to time; by Article VIII, Section 1 of JET's Bylaws; and by an affirmative unanimous vote of the Board of Trustees of JET at a meeting duly called, convened and held on January 18, 2005, JET's Bylaws are amended as follows:

Section 4 of Article II is amended and restated in its entirety to read as follows:

SECTION 4. CHAIRMAN OF THE TRUSTEES. The Trustees may appoint one of their number to be Chairman of the Trustees ("Chairman"). The Chairman shall preside at all meetings of the Trustees and Shareholders and shall have such other duties as may be assigned to the Chairman by the Trustees from time to time. A Trustee serving as Chairman shall not be subject to any greater liability, nor subject to any higher standard or duty, than that to which he or she would be subject if not serving as Chairman.